CHARDAN 2008 CHINA ACQUISITION CORP.
NO. 2206, A ZONE
CHAOWAI, SOHO
NO. 6B CHAOWAI STREET
CHAOYANG DISTRICT
BEIJING 100021, CHINA

SUPPLEMENT TO PROXY STATEMENT DATED DECEMBER 28, 2009

You recently received a Proxy Statement dated December 28, 2009 (the “Proxy Statement”) in connection with the solicitation of proxies by the Board of Directors of Chardan 2008 China Acquisition Corp.,  (the "Company") for the extraordinary general meeting of shareholders of the Company (the “Meeting”) to be held at the offices of Chardan 2008’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 for the following purposes:

•
Acquisition Proposal --- to approve the transactions contemplated by the Master Acquisition Agreement (the “Acquisition Agreement”) including the acquisition of a controlling interest in DAL Group, LLC (the “Acquisition Proposal”);

•
Election of Directors --- to elect seven (7) directors to the Board of Directors of Chardan 2008, each to serve until his or her term has expired and until his or her successor is duly elected and qualified (the “Election of Directors”);

•
Incentive Plan Proposal ---- to adopt the 2009 Equity Incentive Plan, the “Equity Incentive Plan,” which reserves up to 1,570,000 Chardan 2008 ordinary shares for issuance to the directors, employees and consultants of Chardan 2008 and its subsidiaries (the “Incentive Plan Proposal”);

•	Name Change Proposal --- to amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to change the name of Chardan 2008 to DJSP Enterprises, Inc. (the “Name Change Proposal”);

•
Amendment Proposal--- to amend and restate Chardan 2008’s Amended and Restated Memorandum and Articles of Association to the extent necessary to give effect to the transactions contemplated in the Acquisition Agreement (the “Amendment Proposal”); and

•	Adjournment Proposal --- to approve of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies (the “Adjournment Proposal”).

On or about December 28, 2009, the Company mailed to you a detailed proxy statement that contains a description of the proposed transaction. This  Proxy  Supplement should  be read in conjunction with the Proxy Statement and is being provided to you to amend the following information which has changed from the information originally disclosed in the Proxy  Statement, specifically:

1.	Classes of Board of Directors: The Board will now be divided into THREE classes and not four; and

2.	Meeting Date Change :	The date of the Meeting has been changed from January 11, 2010 to January 14, 2010.

If you need another copy of the Proxy Statement, please contact Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention:  Karen Smith.

Your vote is important. Whether or not you expect to attend the special meeting in person, please complete, date and sign the proxy card that was enclosed with the proxy statement and mail it in the postage-paid envelope to ensure that your shares will be represented and voted at the extraordinary  meeting.

Dated: January 4, 2010	By Order of the Board of Directors,

/s/ Kerry Propper

Kerry Propper
Chairman and Chief Executive Officer

SUPPLEMENT NO. 1 DATED JANUARY 4, 2010
TO
PROXY STATEMENT
DATED DECEMBER 28, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.

Extraordinary General Meeting of Shareholders

January 14, 2010 (New Meeting Date)

This first supplement to the Proxy Statement dated December 28, 2009 is furnished in connection with the solicitation by our Board of Directors of proxies to be used at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of our counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 on January 14, 2010, at 10:00 a.m., EST, and at any and all adjournments thereof (the “Meeting).  This supplement will be mailed to shareholders on or about January 5, 2010.

Meeting Date Change.  The Board of Directors has changed the date of the Meeting from January 11, 2010 to January 14, 2010.

Voting Information and Election of Directors.  The Board of Directors has fixed December 23, 2009 as the date for determining Chardan 2008 shareholders who are entitled to receive notice of and vote at the extraordinary general meeting and any adjournment thereof. Only holders of record of Chardan 2008 ordinary shares on such record date are entitled to have their votes counted at the extraordinary general meeting or any adjournment. At such date, the Company had outstanding 9,166,666 ordinary shares. Each share entitles the holder to one vote upon each matter to be voted upon at the Meeting. A majority of the outstanding shares entitled to vote represented in person or by proxy will constitute a quorum for the Meeting. Chardan 2008’s initial shareholders have agreed to vote 2,291,666 ordinary shares of Chardan 2008 (all of which are owned by Chardan 2008’s current officers and directors and their affiliates, acquired by them prior to Chardan 2008’s initial public offering) in accordance with the majority of the votes cast by holders of the shares purchased in the Company’s initial public offering.

The quorum for the transaction of business at the meeting consists of stockholders present in person, or represented by proxy holding not less than a majority of the issued and outstanding ordinary shares.  The election of each director will require the affirmative vote of shareholders holding a majority of the outstanding ordinary shares voting at the Chardan 2008 annual meeting, provided that there is a quorum.

If the proxy ballot is properly signed and returned to the Company and not revoked, it will be voted in accordance with the instructions contained in the ballot.  Unless contrary instructions are given, the persons designated as proxy holders in the proxy ballot will vote “FOR” the election of the following director nominees:

Name	Class*	Term
Kumar Gursahaney and Nicholas Adler	Class A	initial term of one year and subsequent terms of three years
Mark P. Harmon and David J. Stern	Class B	initial term of two years and subsequent terms of three years
Juan V. Ruiz, Matthew Kayton and Jerry Hutter	Class C	initial term of three years and subsequent terms of three years
_____________________
*  The Proxy Statement dated December 28, 2009 had four classes of director nominees.   Messrs. Hutter and Stern were in Class D and have now been moved as Class C and Class B director nominees, respectively.

Each such proxy granted may be revoked by the shareholder at any time before it is exercised by filing with our corporate secretary a revoking instrument or a duly executed proxy bearing a later date, or by voting in person at the Meeting; attendance at the Meeting will not, in itself, revoke the proxy.

If the Acquisition Proposal is not approved, the Election of Directors will not be given effect, even if approved. In addition, appointment of the candidates to the Board of Directors is contingent on consummation of the Acquisition Proposal, and if the Acquisition Proposal is not ultimately consummated, the candidates will not be appointed to the Chardan 2008 Board of Directors.

Our board of directors recommends that stockholders vote “FOR” the director nominees named above, and, unless a shareholder gives instructions on the proxy ballot to the contrary or a broker non-vote is indicated on the proxy ballot, the appointees named thereon intend so to vote.

Additional Information.  Please note that the Company has adopted a Code of Conduct and Ethics on August 1, 2008 which was filed as Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on August 4, 2008.

By Order of the Board of Directors,

/s/ Kerry Propper

Kerry Propper
Chairman and Chief Executive Officer